Lufthansa

02 DEC 18 AM 8:01

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

| Ihre Zeichen<br>Your Ref. | Unsere Zeichen / Datum<br>Our Ref. / Date | Telefon / Telefax<br>Telephone / Telefax |
|---|---|---|
| | CGN IR dg<br>December 12, 2002 | |

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02060930

SUPPL

**Deutsche Lufthansa AG**
**Rule 12g3-2(b) File No. 82-4691**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

| ISSUER | FILE NO. |
| --- | --- |
| Deutsche Lufthansa AG | 82- 4691 |

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all *information* required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

**ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON
DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Lufthansa

# Investor Info November 2002

## including traffic figures

**Change in capacity utilisation in November compared with previous year**


70
% 65
60
2002
2001
PassengerLF
CargoLF
GroupLF

**Note:**
On 9 December Lufthansa published its **Declaration of Compliance with the German Corporate Governance Code** on the Internet at:
www.lufthansa-financials.com

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

**Deutsche Lufthansa AG**
**Investor Relations**
**Tel. +49 221 826-2444, Fax -2286**
**Tel. +49 69 696-90997, Fax -90990**
**E- Mail:**
**investor.relations@ dlh.de**
**Internet:**
www.lufthansa-financials.com

**December 10, 2002**

**Passenger numbers up by 8.8 per cent**
In November 2002 the airlines of the Lufthansa Group carried 3.5 million passengers, an increase of 8.8 per cent over the prior-year period. Sales, measured in terms of revenue passenger kilometres, jumped 13 per cent to 6.8 billion RPKs. 9.8 per cent increase in available capacity lifted the passenger load factor for Lufthansa's passenger airlines by 2 percentage points to 69.2 per cent. Meanwhile double-digit growth in passenger numbers was recorded on intercontinental routes. The passenger count in the Asia/Pacific region even exceeded the November 2000 figure. The seat occupancy rate also developed positively, and on routes to North and South America equalled the prior-year level, Lufthansa having expanded its capacity in this traffic region by 14.2 per cent. While the figures point towards a gradual recovery, they were unable to match those of November 2000.
Lufthansa Cargo transported 145,000 tonnes of freight and mail in November, almost as much as in the same month last year (- 0.2 per cent). By adjusting capacities, the company was once again able to improve its load factor, which rose by 1.3 percentage points to 69.5 per cent. The weak economy dampened market activity, particularly in the Europe and Americas traffic regions, while Asia/Pacific reported gratifying growth.
At 69.4 per cent, the Group's overall load factor was up 1.3 percentage points versus the prior-year level.

**Mayrhuber to succeed Weber as CEO in June 2003**
At its meeting on 4 December the Lufthansa Supervisory Board named Deputy Chairman Wolfgang Mayrhuber (55) as the successor to Jürgen Weber as CEO and Chairman of the Executive Board. It will be proposed to the Annual General Meeting on 18 June 2003 that Jürgen Weber be appointed to the Supervisory Board. Mayrhuber would accordingly assume office at the end of the Annual General Meeting.

**DHL stake sold to Deutsche Post**
The acquisition of Lufthansa Cargo's 25 per cent stake in DHL by Deutsche Post World Net AG was completed in November. Lufthansa has generated €550 million in additional cash flow and book profits of about €400 million from the sale.

**United Airlines: Restructuring under Chapter 11**
Lufthansa's Star Alliance partner United Airlines filed for Chapter 11 bankruptcy protection on 9 December. Since United Airlines will maintain its ability to continue its global operations, the filing of the petition is not expected to have any repercussions for Lufthansa or its customers. All potential risks for Lufthansa have been evaluated and rated as manageable.

## Traffic figures November 2002

| Lufthansa Passenger Business Group* | November | Yoy (%) | cumulative | Yoy (%) |
|---|---|---|---|---|
| Passengers in 1,000 | 3,530 | 8.8 | 40,669 | -5.1 |
| Available seat-kilometers (mio) | 9,845 | 9.8 | 110,265 | -6.4 |
| Revenue pax-kilometers (mio) | 6,812 | 13.0 | 81,949 | -3.1 |
| Passenger load-factor (%) | 69.2 | + 2.0P. | 74.3 | + 2.5P. |
| Number of Flights | 42,689 | 6.7 | 454,829 | -5.2 |
| **Lufthansa Cargo AG** | **November** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Cargo/mail in 1,000 tonnes | 145 | -0.2 | 1,497 | -1.9 |
| Available Cargo tonne-km (mio) | 947 | 5.5 | 9,886 | -5.3 |
| Revenue Cargo tonne-km (mio) | 657 | 7.5 | 6,596 | 1.4 |
| Cargo load-factor (%) | 69.5 | + 1.3P. | 66.7 | + 4.3P. |
| Number of Flights | 2,138 | -4.1 | 22,002 | -9.5 |
| **Lufthansa Group** | **November** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Available tonne-km (mio) | 1,937 | 8.3 | 20,934 | -5.9 |
| Revenue tonne-km (mio) | 1,344 | 10.2 | 14,852 | -1.1 |
| Overall load factor (%) | 69.4 | + 1.3P. | 70.9 | + 3.3P. |
| Number of Flights | 44,827 | 6.2 | 476,831 | -5.4 |
| **Traffic regions** | | | | |
| **Europe (incl. Germany)** | **November** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 2,806 | + 6.7 | 31,879 | - 6.4 |
| Available seat-kilometers (mio) | 3,151 | + 2.7 | 34,203 | - 8.2 |
| Revenue pax-kilometers (mio) | 1,809 | + 6.7 | 21,524 | - 5.8 |
| Passenger load-factor (%) | 57.4 | + 2.1P. | 62.9 | + 1.6P. |
| Cargo/mail in 1,000 tonnes | 64 | - 5.6 | 663 | - 4.9 |
| Available Cargo tonne-km (mio) | 100 | - 6.4 | 1,072 | - 14.0 |
| Revenue Cargo tonne-km (mio) | 39 | - 12.1 | 414 | - 8.7 |
| Cargo load-factor (%) | 39.3 | - 2.6P. | 38.6 | + 2.3P. |
| **America (North and South)** | **November** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 361 | + 17.0 | 4,663 | - 4.8 |
| Available seat-kilometers (mio) | 3,448 | + 14.2 | 41,149 | - 10.9 |
| Revenue pax-kilometers (mio) | 2,556 | + 14.2 | 32,802 | - 6.7 |
| Passenger load-factor (%) | 74.1 | + 0.0P. | 79.7 | + 3.6P. |
| Cargo/mail in 1,000 tonnes | 36 | + 0.7 | 373 | - 7.2 |
| Available Cargo tonne-km (mio) | 340 | + 7.4 | 3,629 | - 8.7 |
| Revenue Cargo tonne-km (mio) | 246 | + 10.0 | 2,494 | - 3.4 |
| Cargo load-factor (%) | 72.5 | + 1.7P. | 68.7 | + 3.7P. |
| **Asia/Pacific** | **November** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 248 | + 14.3 | 2,767 | + 6.3 |
| Available seat-kilometers (mio) | 2,466 | + 9.0 | 26,780 | + 0.4 |
| Revenue pax-kilometers (mio) | 1,912 | + 13.7 | 21,717 | + 3.2 |
| Passenger load-factor (%) | 77.5 | + 3.2P. | 81.1 | + 2.3P. |
| Cargo/mail in 1,000 tonnes | 37 | + 10.2 | 375 | + 11.6 |
| Available Cargo tonne-km (mio) | 432 | + 5.7 | 4,414 | - 0.4 |
| Revenue Cargo tonne-km (mio) | 324 | + 8.1 | 3,224 | + 7.5 |
| Cargo load-factor (%) | 74.9 | + 1.6P. | 73.0 | + 5.4P. |
| **Middle East and Africa** | **November** | **Yoy (%)** | **cumulative** | **Yoy (%)** |
| Passengers in 1,000 | 113 | + 27.1 | 1,309 | + 6.2 |
| Available seat-kilometers (mio) | 777 | + 26.1 | 8,015 | + 6.3 |
| Revenue pax-kilometers (mio) | 533 | + 28.6 | 5,824 | + 7.1 |
| Passenger load-factor (%) | 68.6 | + 1.3P. | 72.7 | + 0.5P. |
| Cargo/mail in 1,000 tonnes | 8 | - 2.7 | 87 | - 4.8 |
| Available Cargo tonne-km (mio) | 75 | + 14.8 | 771 | - 1.3 |
| Revenue Cargo tonne-km (mio) | 48 | + 11.5 | 465 | - 2.1 |
| Cargo load-factor (%) | 64.3 | - 1.9P. | 60.3 | - 0.5P. |

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH